

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Via Email

G. Linn Evans
Vice President of Legal Affairs for Corporate, Securities and Compliance
Delhaize America, LLC
2110 Executive Drive
Salisbury, North Carolina 28147

> **Re: Delhaize Group**
> **Registration Statement on Form F-4**
> **Filed January 7, 2011**
> **File No. 333-171613**

Dear Mr. Evans:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the following on the prospectus cover page:

    - Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

    - Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Special Notice Concerning Forward-Looking Statements, page iii

2. Please delete your reference on page iii to the Private Securities Litigation Reform Act or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. Section 27A(b)(2)(C) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

Exhibit 5.2 Opinion of Hunton & Williams LLP'

3. Please have counsel delete paragraphs B(iii), B(iv), and C from its legal opinion because the exceptions, limitations, qualifications and assumptions contained in those paragraphs are overly broad and relate to material facts or facts that are readily obtainable.

Exhibit 99.1 Form of Letter of Transmittal

4. Please delete the language on page 6 of the letter of transmittal requiring the note holder to represent, warrant and agree that he/she has "reviewed the Prospectus."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Scott McKinney
        Hunton & Williams LLP
        Via Email smckinney@hunton.com